Semoran Financial Corporation

237 Fernwood Boulevard, Suite 109

Fern Park, Florida 32730

July 12, 2007

Via Edgar

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC  20549

Attn:  William Friar

Re:                               Semoran Financial Corporation
Registration Statement on Form SB-2
Regis. No. 333-140768

Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned Registrant hereby requests acceleration of the above-referenced Registration Statement to 12:00 p.m. on July 16, 2007 or as soon thereafter as is practicable.

We hereby acknowledge that:

•                              should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                              the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                              the Registrant may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact our counsel, Brennan Ryan at 404-817-6218 or Neil Grayson at 864-250-2235 at Nelson Mullins Riley & Scarborough LLP if you have any questions concerning this request.  Thank you.

SEMORAN FINANCIAL CORPORATION

By:	/s/ Lloyd J. Weber
Lloyd J. Weber
Chief Executive Officer